UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 11, 2019

(Date of Report (Date of earliest event reported))

Blockstack PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(212) 634-4254

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Blockstack PBC (“we” or the “Company”) is filing this Current Report on Form 1-U to clarify disclosures made by the Company on its Form 1-Us filed on September 5, 2019 (the “September 5 1-U”) and September 10, 2019 (the “September 10 1-U”).

In the September 5 1-U, the Company, as it had committed to do in its offering statement on Form 1-A qualified by the Securities and Exchange Commission (“SEC”) on July 10, 2019 (the “Offering Statement”), disclosed that it had received subscriptions for the purchase of more than 75% of the 62,000,000 Stacks Tokens offered at a price of $0.30 per token to “qualified purchasers” generally (as such term is defined under Regulation A of the Securities Act of 1933, as amended (the “Securities Act”)) (the “general offering,”). By the end of the period of the general offering on September 9, 2019, the Company had received subscriptions for the purchase of approximately 82% of the number of tokens available in the general offering. As disclosed in the September 5 1-U, the Company was still, on that date, waiting to receive a portion of the proceeds from those subscriptions. By the end of the general offering period, as announced by the Company in the September 10 1-U, on a preliminary basis and subject to a final audit, subscriptions with respect to 36,568,311 tokens in the general offering had been funded, constituting 59% of the tokens available in the general offering, including 36,386,580 Stacks Tokens for which funds totaling $10.9 million have been received by the Company’s escrow agents, and an additional 181,731 Stacks Tokens sold for approximately $55,000, for which the Company has received wire confirmations evidencing that funds have been sent to the Company’s escrow agents. The subscriptions for the remaining 23% of the tokens available in the general offering that were subscribed for were not funded by the end of the offering period and were therefore not accepted by the Company.

As also disclosed in the September 10 1-U, the Company sold 37,946,900 Stacks Tokens for proceeds of $4.6 million in the “voucher program” described in the Offering Statement, and the Company has also entered into agreements with investors for delayed delivery of 30,560,000 Stacks Tokens for proceeds of $7.6 million in a concurrent Regulation S offering.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLOCKSTACK PBC

	By:	/s/ Muneeb Ali
	Name:	Muneeb Ali
	Title:	Chief Executive Officer

Date: September 11, 2019